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                               December 21, 2022

       Kimball Carr
       Chief Executive Officer
       Inspire Veterinary Partners, Inc.
       780 Lynnhaven Parkway
       Suite 400
       Virginia Beach, VA 23452

                                                        Re: Inspire Veterinary
Partners, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
8, 2022
                                                            CIK No.: 0001939365

       Dear Kimball Carr:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 21, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Cover Page

   1. We acknowledge your revised disclosures in response to prior comment 3. We note that your revised disclosure
at the top of the page refers to a certain number of shares, but that your disclosure
elsewhere notes that this is the maximum number of shares that may be sold on resale. To the
extent accurate, please revise your disclosure at the top to clearly disclose that the
selling stockholders may sell "up to" a specified number of shares. In addition, you state
here that the resale offering will not commence until after the closing of the underwritten
primary offering, but in your response, you state that the completion
 Kimball Carr
FirstName  LastNameKimball     Carr
Inspire Veterinary Partners, Inc.
Comapany21,
December   NameInspire
               2022      Veterinary Partners, Inc.
December
Page  2    21, 2022 Page 2
FirstName LastName
         of the underwritten offering is not a condition to the registration and sale by the selling stockholders of their shares. Please revise your prospectus disclosures, here and elsewhere as appropriate, to clearly disclose that the secondary offering is not conditioned upon the primary offering.
2. You state that the selling stockholders may offer shares from time to time at market prices and at privately negotiated prices. However, as you state in your response letter that your resale offering is not conditioned upon a successful completion of your primary offering and there is currently no market for your shares, please revise here, and elsewhere in your prospectus as appropriate, to state that the selling stockholders will offer and sell their shares only at a fixed price until after your shares are listed on the Nasdaq Capital
         Market, at which time they may be sold at prevailing market prices or in privately negotiated transactions. We note your statement that the successful listing of your shares on the Nasdaq Capital Market is a condition to the secondary offering. Prospectus Summary, page 1

3. Please expand the last bullet on page 4 by also disclosing that as of September 30, 2022, you had $174,868 in cash. Please balance the disclosures in the penultimate bullet on page 5 by disclosing the positions with other companies that your CEO and COO hold, which you discuss on pages 61-62.
Risk Factors
Risks Related to our Business, page 11

4. We refer to your revised disclosures on pages 61and 62 that your CEO also serves as
         Managing Director of Star Circle Advisory, LLC and as president of Ocean 35 Inc., and that your COO also serves as CEO of Blue Heron Consulting. Please add a risk factor to discuss the risks arising from these arrangements, including potential conflicts of interest and the limitations on their time. Also revise to clarify here and on pages 61-62 the percentage of time Mr. Carr and Mr. Keiser are obligated to provide to you.
Because the Company is offering to sell shares of Class A common stock at an assumed public offering price to be. . ., page 22

5.       We acknowledge your revised disclosures and response to prior comment
3. However,
         your disclosure also indicates that selling stockholders may offer their shares at market prices or privately negotiated prices. Please expand your risk factor to also discuss these circumstances that may occur after your shares have a market, and also refer to a fixed price at which selling stockholders will offer their shares before there is a market for your shares.
Our board of directors may authorize. . ., page 23

6.       We acknowledge your revised disclosures in response to prior comment
8. Please revise
         your heading of this risk factor to also highlight the significant percentage of voting
 Kimball Carr
FirstName  LastNameKimball     Carr
Inspire Veterinary Partners, Inc.
Comapany21,
December   NameInspire
               2022      Veterinary Partners, Inc.
December
Page  3    21, 2022 Page 3
FirstName LastName
         control to be held by your directors, officers, and their affiliates. In addition, as you state in your response letter that your secondary offering is not conditioned upon the successful completion of your primary offering, please revise here, and elsewhere in your prospectus as appropriate, to explain whether the lock-up agreements between your underwriter and your directors, officers, and their affiliates will remain even in the event that the primary offering is not successfully completed.
The sale or availability for sale of substantial amounts. . ., page 24

7.       We acknowledge your revised disclosures in response to prior comment
9. However, as
         previously noted, please expand the risk factor to discuss the effects of the secondary offering. Also ensure that your disclosure regarding the number of shares outstanding is consistent throughout, as we note discrepancies between your disclosure here and elsewhere in your prospectus.
Selling Stockholders, page 28

8.       We acknowledge your revised disclosures in response to prior comment
11. Please revise
         footnote 3 to discuss the conversion rate of these shares. Also revise to disclose the individuals with voting and investment power for selling stockholders that are not individuals, including Dragon Dynamic and Target Capital.
9. We note that the number of shares to be offered exceeds the number of shares that you state is outstanding. Please revise your disclosures to explain the discrepancy or advise.
         For example, if certain of these shares are issuable upon convertible securities and not yet outstanding, please revise your disclosures to clarify.
Use of Proceeds, page 33

10.      We acknowledge your revised disclosures in response to prior comment
14. As previously
         stated, if any material amounts of other funds are necessary to accomplish your specified purposes, please state the amount of such other funds needed for each such specified purpose and the sources thereof. Identify the businesses to be acquired and provide a brief description of such businesses. Please file the agreements for the proposed acquisitions you reference, or advise.
Summary of Results of Operations, page 40

11.      We note your response to comment 16. Please address the following:
             Pursuant to Item 303(b)(2)(iii) of Regulation S-K, please address the remaining material changes from period to period in revenues and quantify to the extent to which such changes are attributable to changes in prices, changes in the volume or amount of goods or services being sold, or to the introduction of new products or services; and
             As previously requested, please also quantify the corresponding cost of sales for each revenue source.
 Kimball Carr
FirstName  LastNameKimball     Carr
Inspire Veterinary Partners, Inc.
Comapany21,
December   NameInspire
               2022      Veterinary Partners, Inc.
December
Page  4    21, 2022 Page 4
FirstName LastName
Our Business, page 51

12.      We acknowledge your revised disclosures in response to prior comment
18. Please
         further expand your discussion of the national consultancy model to explain how your in-
         house leadership and Blue Heron Consulting work together to provide medical and operations expertise to various locations throughout the country. Revise to clarify whether Texas and Indiana are the only locations with operating and management agreements in place and explain what types of operations those agreements cover.
Government Regulation, page 56

13.      We acknowledge your revised disclosure in response to prior comment
20. Please revise
         to clarify that your disclosure includes a discussion of all existing or probable regulations on your business, to the extent material, or revise accordingly. Pending Acquisitions, page 57

14. We note your disclosure that the Pony Express is a pending acquisition. However, your revised disclosures elsewhere indicate that you have now closed on this business. Please revise your business disclosure to include a discussion of this business.
Management and Board of Directors, page 61

15.      We acknowledge your revised disclosures in response to prior comment
21. Please revise
         the description of Dr. Thomas-Mackey's business experience to ensure that the experience for the past five years is included. Expand the description for Mr. Lau to disclose since when he became the interim chief financial officer and to clarify whether he is expected to remain in this position following the offering. For your directors and director nominees, disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for you. Security Ownership of Certain Beneficial Owners and Management, page 70

16. We note your disclosures that your director Charles Keiser controls Wilderness Trace.
         Please explain why the ownership of your shares by such entity is not reflected in the beneficial ownership of Mr. Keiser, or revise accordingly. Refer to
Item 403 of
         Regulation S-K.
Certain Relationships and Related Transactions, page 72

17.      We acknowledge your revised disclosures in response to prior comment
24. With respect
         to the agreement with Star Circle, please also disclose the approximate dollar value of the amount of the related persons' interests in the transactions. With respect to the agreement with Blue Heron, please revise to similarly disclose this information, and to also disclose the approximate dollar value of the amount involved in the transaction. In addition, your revised disclosures elsewhere reference loans with Messrs. Keiser. Please ensure that your
 Kimball Carr
FirstName  LastNameKimball     Carr
Inspire Veterinary Partners, Inc.
Comapany21,
December   NameInspire
               2022      Veterinary Partners, Inc.
December
Page  5    21, 2022 Page 5
FirstName LastName
         disclosure in this section is updated.
Underwriting, page 77

18. We refer to our prior comment 11. As previously noted, your disclosures state that your selling stockholders may offer securities through underwriters. Please revise to provide the information set forth in Item 508 of Regulation S-K regarding such underwriter(s). In this regard, we note that your cover page disclosure for the resale offering refers to the underwriting compensation discussion in this section. If the resale offering is not an underwritten offering, please revise your disclosures throughout your prospectus as appropriate. In addition, as you state in your response letter that the secondary offering is not conditioned upon a successful completion of your primary offering, in the event that there is only a secondary offering, please revise to describe the various factors considered in determining the fixed offering price in the secondary offering before a market is developed.
Financial Statements, page F-1

19. We note your response to comment 28. We note that you determined Kauai Veterinary
         Clinic is your predecessor. It is unclear how you determined that providing predecessor financial information would not be meaningful and therefore determined that it was appropriate to omit predecessor financial statements. Please further advise. Please also address the following:
             Please provide us with summary financial information for Kauai Veterinary Clinic for the year ended December 31, 2020 and the stub period January 1, 2021 to January 25,
             2021. This should include revenues, operating income, income before taxes, earning per share, net income, total assets and total liabilities;
             Please tell us whether the financial statements of this entity were audited. If so, please tell us whether the auditor was registered with the PCAOB and whether the audit was performed in accordance with PCAOB standards; and
             Please help us better understand the timing of your offering, including if you intend to update your financial statements to include audited financial statements for the year ended December 31, 2022.
20. In regards to acquisitions made aside from Kauai Veterinary Clinic, please address the following:
             Please tell us your basis for using the September 30, 2022 balance sheet to measure significance pursuant to Rule 3-05 of Regulation S-X. Please tell us the specific guidance that led to your determination that this was the appropriate date to use;
             Based on the anticipated timing of your offering, please also address what consideration you gave to the guidance in Question 2 of the Fixing America's Surface
              Transportation (FAST) Act Compliance and Disclosure
Interpretations;
             Please address your consideration of the guidance in SAB Topic 1(J); and
             As previously requested, please address what consideration you gave to providing pro forma financial information pursuant to Article 11 of Regulation S-X.
 Kimball Carr
FirstName  LastNameKimball     Carr
Inspire Veterinary Partners, Inc.
Comapany21,
December   NameInspire
               2022      Veterinary Partners, Inc.
December
Page  6    21, 2022 Page 6
FirstName LastName
Consolidated Statements of Operations, page F-5

21. We note your response to comment 15. We note that your cost of goods sold and gross profit measures exclude depreciation and amortization expense. The accommodation in SAB Topic 11:B does not extend to the measure of gross profit, which should reflect all costs of revenues in accordance with GAAP. If you wish to retain an incomplete measure of gross profit in MD&A, you will need to select an alternate label for the measure and provide a reconciliation from gross profit in accordance with GAAP to your non-GAAP measure along with the additional information prescribed by Item 10(e) of Regulation S-
         K. Also, please provide the disaggregated product and services revenue disclosures in your December 31 financial statements as required by ASC 606-10-50-5 through 50-7.
Basic and Diluted Net Loss Per Share, page F-14

22. We note your response to comment 33. In light of the restatement, please address the following:
             Please have your auditor revise its report to reference the restatement consistent with paragraph 18e. of PCAOB Auditing Standard;
             Please clearly label the appropriate columns as restated; and Please provide the disclosures required by ASC 250-10-50-7 through
50-11 related to
              the correction of an error for all periods restated.
Item 15. Recent Sales of Unregistered Securities, page II-2

23. We acknowledge your revised disclosures in response to prior comment 15 but re-issue.
         Please revise to provide the information referenced by Item 15 of Form S-1 and
         Regulation 701 of Regulation S-K for all securities sold by you since your incorporation which were not registered under the Securities Act, including your securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities.
Exhibits

24.      We acknowledge your revised disclosures and response to prior comment
36. We note
         that although your response refers to a revised version of the form of asset purchase agreement, this exhibit appears to have been deleted from your exhibit index. Please revise to include this exhibit, as revised, or advise. In addition, we note that certain of your exhibits are noted as having their schedules or exhibits omitted pursuant to Item
         601(a)(5) of Regulation S-K. In accordance with such Item, please ensure that each such exhibit includes a list briefly identifying the contents of all omitted schedules. Your exhibit index also states that certain schedules have been omitted pursuant to Item
         601(b)(2) of Regulation S-K. However, you have not noted the referenced exhibits as being filed under Item 601(b)(2). Please revise accordingly. If you are intending to instead rely on Item 601(b)(10)(iv) of Regulation S-K, please revise your exhibit index to indicate this reliance, and re-file all such exhibits that rely on this provision to comply
 Kimball Carr
Inspire Veterinary Partners, Inc.
December 21, 2022
Page 7
       with such provision. Similarly, for any redacted exhibit you file under
Item 601(b)(2),
       please ensure that such exhibit complies with Item 601(b)(2)(ii). We also note that your response states that the revised exhibit index clarifies the other items referenced in our prior comment, but we do not see any discussion in your response or revised disclosures regarding material real estate leases or the purchase agreement for Pony Express.
       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Sean Healy at 202-551-5586 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

FirstName LastNameKimball Carr                               Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameInspire Veterinary Partners, Inc.
                                                             Services
December 21, 2022 Page 7
cc:       Joe Laxague, Esq.
FirstName LastName